UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4  )*

BALLARD POWER SYSTEMS INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

05858H 10 4

(CUSIP Number)

Corey MacGillivray
Ford Motor Company
One American Road, Rm. 1034
Dearborn, Michigan 48126
Tel: (313) 845-4932

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 7, 2007

(Date of Event which Requires Filing of
this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05858H 10 4	13D	Page 2 of 6

1	Name of Reporting Persons
Ford Motor Company
2	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

11,944,033
	8	Shared Voting Power

924,667
	9	Sole Dispositive Power

11,944,033
	10	Shared Dispositive Power

924,667
11	Aggregate Amount Beneficially Owned by Each Reporting Person
12,868,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13	Percent of Class Represented by Amount in Row (11)
11.3%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 05858H 10 4	13D	Page 3 of 6

1	Name of Reporting Persons
Ford Global Technologies, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

924,667
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

924,667
11	Aggregate Amount Beneficially Owned by Each Reporting Person
924,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13	Percent of Class Represented by Amount in Row (11)
0.8%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 05858H 10 4	13D	Page 4 of 6

The Schedule 13D filed by Ford Motor Company and Ford Global Technologies, Inc. on April 20, 1998, as amended by Amendment Number 1 to Schedule 13D filed by Ford Motor Company and Ford Global Technologies, Inc. dated December 10, 2001, as amended by Amendment Number 2 to Schedule 13D filed by Ford Motor Company and Ford Global Technologies, LLC dated January 18, 2005, and as amended by Amendment Number 3 to Schedule 13D filed by Ford Motor Company and Ford Global Technologies, LLC dated August 31, 2005, is amended as hereinafter provided.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ballard Common Shares (the "Ballard Common Shares") of Ballard Power Systems Inc. ("Ballard"), a corporation incorporated under the Canada Business Corporation Act whose principal executive offices are located at 4343 North Fraser Way, Burnaby, British Columbia, Canada V5J 5J9.

Item 4.	Purpose of Transaction.

Ford initially acquired Ballard Common Shares in order to participate in a global alliance with Ballard and Daimler AG for the development, marketing and sale of fuel cell engines and related technology.

On November 7, 2007, Ford entered into a Restructuring Agreement (the “Restructuring Agreement”) with Ballard and Daimler AG pursuant to which Ballard has agreed to transfer to Ford and Daimler AG certain joint intellectual property rights related to the automotive business and cash.  Ballard will incorporate a new British Columbia corporation to which it will transfer certain assets and liabilities, as well as personnel related to Ballard’s automotive business.  This new company will be owned 50.1% by Daimler AG, 30.0% by Ford and 19.9% by Ballard.  Closing of the transactions described in the Restructuring Agreement is subject to certain conditions, including approval by Ballard’s shareholders (other than Daimler AG and Ford).  As part of this transaction, Ford has agreed to sell to Ballard all of its Ballard Common Shares and its Class C Shares of DBF Pref Share Holdings, Inc., a company which holds the Class A share and Class B share of Ballard.  Under the Restructuring Agreement, Daimler AG has also agreed to sell all of its Ballard Common Shares and its Class C Shares of DBF Pref Share Holdings, Inc. to Ballard.  Upon consummation of the transactions described above, Ford and Ford Global Technologies, LLC ("FGTL") will no longer own any Ballard Common Shares.  In addition, Ford's and FGTL's rights under the global alliance to appoint certain members of the Board of Directors of Ballard will cease upon the consummation of the transactions described in the Restructuring Agreement.

Future Plans

At the present time Ford does not have any other plans or proposals that relate to or would result in actions or circumstances identified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

Ford owns the direct legal and beneficial ownership interest and the sole right to vote and dispose of 11,944,033 Ballard Common Shares. FGTL owns an additional 924,667 Ballard Common Shares.  As the parent company of FGTL, Ford is the indirect beneficial owner of the 924,667 Ballard Common Shares owned by FGTL. Accordingly, Ford and FGTL have shared dispositive and voting power over the 924,667 Ballard Common Shares held by FGTL. Ford's overall interest in Ballard amounts to 12,868,700 Ballard Common Shares, representing approximately 11.3% of the issued and outstanding Ballard Common Shares

CUSIP No. 05858H 10 4	13D	Page 5 of 6

(c)

None of the persons named in response to paragraph (a) – (b) above have effected any transactions in the Ballard Common Shares during the past 60 days.

(d)

Not applicable.

(e)

See Item 4 above with regard to the Restructuring Agreement and the date upon which Ford and FGTL will cease to own Ballard Common Shares.

Item 6.	Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

See Item 4 above with regard to the Restructuring Agreement.  A copy of the Restructuring Agreement is attached hereto as Exhibit 1 to this Amendment No. 4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are appended hereto as Exhibits:

Designation	Description	Method of Filing

Exhibit 1	Restructuring Agreement	Filed with this Schedule

CUSIP No. 05858H 10 4	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 9, 2007.

FORD MOTOR COMPANY		FORD GLOBAL TECHNOLOGIES, LLC

By:	/s/ Peter J. Sherry, Jr.	By:	/s/ Rebecca Burtless-Creps

Name:	Peter J. Sherry, Jr.	Name:	Rebecca Burtless-Creps

Title:	Secretary	Title:	Assistant Secretary